Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Closing of Underwritten Public Offering
and Full Exercise of Over-Allotment Option

Mississauga, Ontario. May 3, 2013 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has successfully completed its previously announced underwritten public offering of 891,250 common shares at a price of US$7.75 per share, which includes 116,250 common shares issued pursuant to the over-allotment option granted to the underwriter, which was exercised in full.  After deducting the underwriter discount and commissions, the Company received proceeds before expenses of US$6,492,756.

The Company intends to use the net proceeds from the offering for general corporate purposes.

Roth Capital Partners, LLC acted as the sole manager for the offering.

The common shares described above were offered by the Company pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”).   A prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov.

A prospectus has not been and will not be filed in Canada.  The common shares have not been qualified for sale under the securities laws of Canada or any province or territory of Canada and were not offered for sale in Canada or to any resident of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of common shares of the Company, nor shall there be any sale of such common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the intended use of proceeds from the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the SEC.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or events may vary significantly from what we currently foresee. You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com